UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                                TRSG CORPORATION

                                (Name of Issuer)


                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74315V 10 6
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                                 (CUSIP Number)

                                   Rick Bailey
                                TRSG Corporation
                            500 East Cheyenne Avenue
                          North Las Vegas, Nevada 89030
                                 (702) 399-4328
-------------------------------------------------------------------------------
  (Name, address and telephone number of person authorized to receive notices and communications)


                                 August 30, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement (   ).

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

                                  SCHEDULE 13D
CUSIP No. 74315V 10 6


1) NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Richard Surber

2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A)  ( x )
                                                                 (B)  (   )

3) SEC USE ONLY


4) SOURCE OF FUNDS


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(E).        [   ]


6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Richard Surber is an individual resident of the State of Utah.

               7)  SOLE VOTING POWER            248,851
NUMBER OF
SHARES

BENEFICIALLY   8)  SHARED VOTING POWER          829,003
OWNED BY
EACH

REPORTING      9)  SOLE DISPOSITIVE POWER       248,851
PERSON WITH

               10) SHARED DISPOSITIVE POWER     829,003


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,077,854

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.36%

14)      TYPE OF REPORTING PERSON
         IN


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

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of TRSG Corporation ("Common Stock"). TRSG Corporation, a Delaware corporation, (fka Professional Wrestling Alliance Corporation) has its principal executive offices located at 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030. ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by Richard D. Surber ("Surber") and relates to a total of 1,077,854 shares owned legally (248,851 shares) and beneficially (829,003 shares). 775,003 of the beneficially owned shares (3.85%) are owned by Hudson Consulting Group, Inc., a Nevada corporation, of which Surber is President and 54,000 of the beneficially owned shares (0.3%) are owned by Oasis International Hotel & Casino, Inc., a Nevada corporation, of which Surber is President. Surber legally owns 248,851 shares (1.24%), and beneficially owns 1,329,003 shares which are attributed to him in his position as President of Hudson Consulting Group, Inc.("Hudson"), a Nevada Corporation (775,003 shares-3.85%), and of Oasis International Hotel & Casino, Inc.("Oasis"), a Nevada Corporation (54,000 shares-0.3%).

(b) The principal business address for Surber is 268 West 400 South, Salt Lake City, Utah 84101.

(c) Surber is the President of Hudson, a Nevada Corporation, with its principal office located at 268 West 400 South, Salt Lake City, Utah 84101. Hudson is a wholly owned subsidiary of Axia Group, Inc. and generally provides consulting service to third parties.

(d) Surber has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Surber has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to an Agreement entered into between Issuer and Surber on August 29, 2001("Agreement") and attached hereto as Exhibit "A", issuer agreed to issue 200,000 shares of common stock to Surber for services provided to the issuer.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer.

         Issuer and Surber agreed that Surber would accept stock as payment for services rendered to the Issuer. Pursuant to a written agreement (Exhibit "A"), the Issuer delivered to Surber 200,000 shares of common stock as payment for Surber's services.

         In April, 2001, Surber relinquished back to Gateway Distributors, Ltd, a Nevada corporation, all rights he had previously owned by Hudson to vote shares of the Issuer's stock, which rights had been given to Hudson to secure a promissory note in the amount of $350,000.

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



         Issuer and Hudson are presently involved in discussions regarding the possible issuance to Hudson of 1,000,000 shares of the Issuer's common stock as a compromise and settlement of claims made against the issuer due to its default on the $350,000 note payable to Hudson in April, 2001.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Surber may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from Surber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the 248,851 shares owned by Surber. No person aside from Hudson has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the 1,775,003 shares owned by Hudson. No person aside from Oasis has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the 54,000 shares owned by Oasis.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 10, 2001, Hudson and Surber agreed to return to Gateway Distributors, Ltd. Certificates numbered 7282 and 7283 representing 13,448,660 shares of TRSG Corporation common stock, which shares were being held by Hudson as collateral for the repayment of monies owed to Hudson.

On September 21, 2001, Surber Pledged 102,350 shares of TRSG common stock to Brighton Opportunity Fund, Inc. to help secure a funding opportunity for TRSG.

Item 7.  Material to Be Filed as Exhibits.

Agreement entered into between TRSG Corporation and Richard D. Surber dated August 29, 2001(Exhibit "A").

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Hudson Consulting Group, Inc.



Date:  October 19, 2001       /s/ Richard Surber
       ----------------       ------------------------------
                              Richard Surber, President

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





Date:  October 19, 2001       /s/ Richard Surber
       ----------------       ------------------------------
                              Richard Surber, Individually



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).





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

                                   Exhibit "A"

                                  FEE AGREEMENT

           THIS FEE AGREEMENT (the "Agreement") is made this 29th day of August, 2001, by and between Richard D. Surber ("Surber"), an individual whose office is located at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101 and TRSG Corporation, a Nevada Corporation whose address is 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030 (the "Company").

           WHEREAS, Surber and his associates have performed valuable non-legal services ("services") for and on behalf of the Company, which services were not in connection with the offer or sale of securities in a capital-raising transaction, nor were they for services which directly or indirectly promoted or maintained a market for the Company's securities (see Exhibit A attached relating to services by associates);

           WHEREAS, the aforesaid services to Company were provided with respect to projects related to ongoing corporate business including filings with the United States Securities and Exchange Commission ("SEC") and other day-to-day corporate activities;

           WHEREAS, Surber and his associates have also expended time and effort to assist the Company in keeping its SEC filings current;

           WHEREAS, negotiations have been ongoing between Surber and the Company regarding the payment to Surber of the amounts which he claims are owed to him by the Company;

           WHEREAS, the Company has previously offered to issue to Surber, two hundred thousand (200,000) shares of its common stock to settle his claims;

           WHEREAS, the Company desires to fairly compensate Surber for his services which were of great value to the Company;

           WHEREAS, the Company desires to enter into an agreement to compromise and settle the amounts owed to Surber by the Company.

          NOW THEREFORE, in consideration of the mutual promises of the parties hereto and other good and valuable consideration, the adequacy and sufficiency of which is hereby admitted, the parties hereto agree as follows:

1 . Fees

         The Company agrees that it has not paid Surber for the time expended and for work performed on behalf of the Company by Surber and his associates. Therefore, the Company has agreed to pay for the non-legal services performed by Surber and his associates pursuant

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



         to the terms of this agreement, which payment is based upon the reasonable value of the services as determined by negotiation and agreement between the parties. The parties specifically represent that the services rendered by Surber and his associates, for which payment is being made under this Agreement, were not rendered in connection with the offer or sale of securities in a capital-raising transaction or to directly or indirectly promote or maintain a market for the Company's securities.

         Surber's rate is normally Three Hundred Dollars ($300) per hour. However, Company and Surber have agreed on a fixed flat fee to be paid by the Company as a compromise of Surber's claims for all work performed by Surber and his associates through August 31, 2001.

         The flat fee to be paid by the Company to Surber for his past non-legal services shall be two hundred thousand (200,000) shares of the Company's $0.001 par value common stock, which shares shall be registered under an S-8 Registration Statement to be filed by the Company, and which shares shall be free trading shares.

2.  Payment

         The Company agrees that in lieu of a cash payment, the Company will issue to Surber 200,000 shares of the Company's common stock, registered under an S-8 Registration Statement and that the said shares shall be issued and delivered to Surber immediately upon the signing of this agreement.

         The Company agrees that any shares issued to Surber pursuant to this Agreement will be registered with the Securities and Exchange Commission under a Form S-8 or other applicable registration statement, and it shall cause such registration statement to remain effective at all time while Surber holds such shares.

3.  Conflicts

         The Company has been informed that Surber is a licensed attorney in the State of California. Nonetheless, the Company acknowledges that Surber is not acting as counsel to nor is he providing legal services to the Company.

         The parties acknowledge that certain conflicts of interest may arise from Surber accepting an equity position in the Company for his services. In order -for Surber to accept securities as compensation, the Company, after an opportunity to consult with independent counsel, must agree to waive any conflicts incident to issuance of shares as payment of fees.

         Even though Surber is not acting as an attorney, the Company is aware that Surber's duties to the Company may be governed by specific rules regarding the representation of clients which are set forth in the Rules of Professional Conduct of the State Bar of California.


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



         Because of possible conflicts of interest, Surber has suggested that the Company carefully consider the implications of compensation in the form of common stock of the Company, and has recommended that the Company seek the advice of independent counsel regarding the existence of actual or potential conflicts of interest which may presently exist or which may arise as a result of Surber accepting compensation in the form of Company shares.

         The Company understands that there may exist present and conflicting interests in the payment of fees through issuance of the Company's shares. The Company understands that it has the right to seek independent counsel before signing this Agreement or at any future time. The Company nevertheless desires to pay the monies owed to Surber by the issuance of common stock to Surber to the extent described herein, and, therefore, consents and gives approval to such payment.

         The Company has fully considered the possible conflicts and specifically consents to Surber accepting common stock as compensation, and acknowledges that (i) the Company has been advised of rules 3-10(A), (B), (C), and (E) of the Rules of Professional Conduct ofthe State Bar of California. and of the conflicts associated with the proposed acceptance of shares for fees, and (ii) nevertheless, the Company wishes to compensate Surber with common stock.

4.  Miscellaneous.

         This Agreement has been entered into in and shall be governed by and construed in accordance with the laws of the State of Utah, and sets forth the entire agreement between the parties for the resolution of claims relating to services performed by Surber for the Company through August 31, 2001. All prior agreements or understandings of the parties have been and are merged herein. This Agreement can be amended or modified only in writing. Each party signing below is jointly and severally responsible for all obligations due to Surber and represents that each has full authority to execute this Agreement so that it is binding. This Agreement my be signed in one or more counterparts and binds each party signing it whether or not any other proposed signatory ever executes it. If any provision of this Agreement or the application thereof is held invalid or unenforceable, the invalidity or unenforceability shall not affect other provisions or applications, and to this end the provisions of this Agreement are declared to be severable. The failure to insist upon strict compliance with any of the terms, covenants or conditions of the Agreement shall not be deemed a waiver or relinquishment of such right or power at any other time or times.




5 .  Counterparts


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



        The Agreement may be executed in duplicate facsimile counterparts, each of which shall be deemed an original and together shall constitute one and the same binding Agreement, with one counterpart being delivered to each party hereto.



IN WITNESS W]HEREOF, the parties hereto have set their hands and seals as of the day and date first above written.


                                            TRSG Corporation



Dated this 29th day of August, 2001         By: /s/ Rick Bailey
                                                ------------------------------
                                                Rick Bailey, President





Dated this 29th day of August, 2001             /s/ Richard D. Surber
                                                ------------------------------
                                                Richard D. Surber

                                   Exhibit "B"

                              SETTLEMENT AGREEMENT

         THIS AGREEMENT ( the "Agreement") is made this 10th day of September 2001, by and between Hudson Consulting Group, Inc., ("Hudson"), a Nevada Corporation whose office is located at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101 and TRSG Corporation, a Nevada Corporation whose address is 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030 (the "Company").

         WHEREAS, Hudson and TRSG entered into an Addendum to Consulting Agreement on January 9, 2001 (the "Addendum"), pursuant to which TRSG agreed, in part, to complete payment of $350,000 which it owed to Hudson, on or before April 9, 2001 (Exhibit"A"); and

         WHEREAS, the aforesaid payments were not made as agreed; and

         WHEREAS, the terms of the Addendum provided that in the event TRSG failed to make the payments as agreed, TRSG would issue to Hudson five million (5,000,000) shares of its $0.001 par value common stock; and

         WHEREAS, negotiations have been ongoing between Hudson and TRSG regarding the payment to Hudson of the amounts which are still owed to Hudson by TRSG and the issuance of the said shares of stock to TRSG; and

         WHEREAS, the Company has offered to issue to Hudson, one million (1,000,000) non-dilutable shares of its common stock to settle Hudson's liquidated damages claim to TRSG stock based upon the failure to pay the total of $350,000 owed by TRSG to Hudson, as agreed; and

         WHEREAS, TRSG acknowledges that it has not made the payments to Hudson on the $350,000 as agreed, that the $350,000 is still due and owing to Hudson by TRSG, and that TRSG desires to fairly resolve with Hudson the issue of stock owed as liquidated damages for the failure to make payments on the $350,000 debt as agreed; and;

         WHEREAS, TRSG desires to enter into an agreement to compromise and settle the issues between Hudson and TRSG relating to payment of the $350,000 and the number of shares of stock which should be issued as liquidated damages for failure of TRSG to pay the $350,000 due to Hudson, as agreed.

         NOW THEREFORE, in consideration of the mutual promises of the parties hereto and other good and valuable consideration, the adequacy and sufficiency of which is hereby admitted, the parties hereto agree as follows:

1.       Issuance of Shares of TRSG Stock

         TRSG agrees that it has not paid Hudson, as agreed, the $350,000 owed to Hudson, which amount is referred to in the Addendum and that TRSG agreed in the Addendum to issue five million (5,000,000) shares of its common stock to Hudson as liquidated damages if the payments were not made as agreed.

         TRSG agrees that upon the execution of this Agreement, it will immediately cause to be issued to Hudson, one million (1,000,000) shares of its Common Voting Stock as liquidated damages for its failure to pay the $350,000 owed to Hudson as agreed in the Addendum. TRSG specifically agrees that for so long as Hudson owns all or any portion of the 1,000,000 shares being issued pursuant to this agreement, or for a period of ten (10) years from the date of this Agreement, whichever period is shorter, TRSG will not allow the percentage of ownership represented by the said 1,000,000 shares, or any portion thereof, owned by Hudson, to be reduced or diluted through the issuance of additional shares to any party. In the event TRSG issues any additional shares to any party, it shall immediately issue to Hudson, without additional cost, sufficient additional shares to cause the 1,000,000 shares, or remaining portion thereof, owned by Hudson, when combined with the additional issued shares, to that percentage represented by the 1,000,000 shares (or remaining portion thereof) prior to the issuance of the additional shares. The intent and purpose of this non-dilution agreement is to guarantee that the percentage of Hudson's ownership in TRSG represented by the 1,000,000 shares issued hereunder, or any portion thereof in the event Hudson disposes of any portion thereof, shall remain constant while Hudson remains an owner of any portion of said 1,000,000 shares, or for a period of ten (10) years, whichever period is shorter.

         TRSG and Hudson agree that as part of this settlement agreement, TRSG shall be granted an extension to and including the 31st day of March, 2002 to complete payment to Hudson of the $350,000 owed by TRSG.

         The parties agree that with the exception of those terms relating to the collateral to be given to Hudson to secure payment of the $350,000 (the collateral having been previously returned to TRSG), all other terms of the Addendum, including, but not limited to, the duty of TRSG to pay the $350,000 to Hudson, shall remain in full force and effect. The intent of this agreement is to resolve only the issue of the number of

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



         shares of TRSG stock to be paid to Hudson as liquidated damages upon the failure of TRSG to pay the $350,000 in full by April 9, 2001.

2.       Registration of Shares of TRSG Stock

         TRSG agrees that it will immediately, and at its own expense, file a Registration Statement with the SEC to cause the shares of stock being issued to Hudson pursuant to this agreement to become registered shares.



3.       Miscellaneous.

         This Agreement has been entered into in and shall be governed by and construed in accordance with the laws of the State of Utah, and sets forth the entire agreement between the parties for the resolution of claims relating to services performed by Hudson for the Company through August 31, 2001. All prior agreements or understandings of the parties have been and are merged herein. This Agreement can be amended or modified only in writing. Each party signing below is jointly and severally responsible for all obligations due to Hudson and represents that each has full authority to execute this Agreement so that it is binding. This Agreement my be signed in one or more counterparts and binds each party signing it whether or not any other proposed signatory ever executes it. If any provision of this Agreement or the application thereof is held invalid or unenforceable, the invalidity or unenforceability shall not affect other provisions or applications, and to this end the provisions of this Agreement are declared to be severable. The failure to insist upon strict compliance with any of the terms, covenants or conditions of the Agreement shall not be deemed a waiver or relinquishment of such right or power at any other time or times.

4.       Counterparts

         The Agreement may be executed in duplicate facsimile counterparts, each of which shall be deemed an original and together shall constitute one and the same binding Agreement, with one counterpart being delivered to each party hereto.







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


IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the day and date first above written.

                                        TRSG Corporation



Dated this 10th day of September, 2001  By: /s/ Rick Bailey
                                           --------------------------------
                                           Rick Bailey, President


                                        Hudson Consulting Group, Inc.



Dated this 10th day of September, 2001   By:  /s/ Richard D. Surber
                                             ------------------------------
                                             Richard D. Surber, President

























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